

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Steven R. Morgan
Chief Executive Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re: Hancock Fabrics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-185870**
> **Post-Effective Amendment No. 2 to Amendment No. 2 to Registration**
> **Statement on Form S-1 on Registration Statement on Form S-3**
> **File No. 333-150979**
> **Filed February 11, 2013**

Dear Mr. Morgan:

    We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1.   We note your disclosure that you "incorporate by reference…any future filings made…after the initial filing date of the registration statement…and prior to the termination of this offering." Please revise this disclosure to state that any applicable filings made after the date of the prospectus and prior to the termination of the offering will be deemed to be incorporated by reference. Refer to Item 12(b) of Form S-3. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, please further revise your disclosure to also state that any applicable filings made after the date of the initial registration statement and prior to

Steven R. Morgan
Hancock Fabrics, Inc.
February 25, 2013
Page 2

effectiveness will be deemed to be incorporated by reference. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations. Finally, please specifically incorporate by reference the Forms 8-K filed on February 7, 2013 and February 21, 2013.

Exhibit 5.1

2. We note your response to comment 3 in our letter dated January 28, 2012 as well as the revisions to the legal opinion adding a description of the common stock purchase rights. Please further revise the legal opinion to opine on the legality of the common stock purchase rights. Please see Section II.B.1.g of Staff Legal Bulletin No. 19 available on our website. This comment also applies to your Post-Effective Amendment No. 2 to Amendment No. 2 to Form S-1 on Form S-3.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Eric C. Sibbitt
O'Melveny & Myers LLP